15045777

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 25 2015
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8-26090 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Meridien Financial Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Dorrance Street., Suite #524
(No. and Street)

| Providence | RI | 02903 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Balasco 401-272-7070
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Frechette, McCrory, Michael & Co.
(Name – *if individual, state last, first, middle name*)

| 40 Westminster Street - Suite 600 | Providence | RI | 02903 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Michael Balasco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridien Financial Group, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL + PRESIDENT

Title

Notary Public

Michelle M. Noon
Notary Public
State of Rhode Island
My Commission Expires 4/7/2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report (Bound under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report of Independent Registered Public Accounting Firm.
- ☑ (p) Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MERIDIEN FINANCIAL GROUP, INC.

## FINANCIAL STATEMENTS

December 31, 2014

CONTENTS

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
Jean Saylor
Michael S. Resnick
Stephen G. Noyes

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Meridien Financial Group, Inc.
Providence, Rhode Island

We have audited the accompanying statements of financial condition of Meridien Financial Group, Inc. (the Company) as of December 31, 2014 and 2013, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridien Financial Group, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, III and IV (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audit of Meridien Financial Group, Inc.'s financial statements. The Supplementary Information is the responsibility of Meridien Financial Group, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 15, 2015

40 Westminster Street, Suite 600 Providence, RI 02903 | 35 Valley Road Middletown, RI 02842
P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2014 and 2013

| ASSETS | | 2014 | | 2013 |
|---|---|---|---|---|
| Cash | $ | 161,183 | $ | 151,319 |
| Commissions receivable | | 38,846 | | 65,498 |
| Prepaid expenses | | 1,736 | | 632 |
| Furniture and office equipment, at cost, less accumulated depreciation 2014 $83,245; 2013 $67,574 | | 33,237 | | 33,373 |
| Deferred tax asset | | 21,500 | | 21,385 |
| | $ | 256,502 | $ | 272,207 |

| LIABILITIES AND STOCKHOLDERS' EQUITY | | | | |
|---|---|---|---|---|
| LIABILITIES | | | | |
| Accounts payable | $ | 27,967 | $ | 17,545 |
| Commissions payable | | 88,013 | | 110,304 |
| Income taxes payable | | 800 | | 800 |
| | | 116,780 | | 128,649 |
| STOCKHOLDERS' EQUITY | | | | |
| Common stock, no par value, authorized 400 shares; issued 374 shares | | 20,125 | | 20,125 |
| Additional paid-in capital | | 137,000 | | 137,000 |
| Retained deficit | | (17,403) | | (13,567) |
| | | 139,722 | | 143,558 |
| | $ | 256,502 | $ | 272,207 |

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF INCOME
Years Ended December 31, 2014 and 2013

| | 2014 | 2013 |
|---|---|---|
| REVENUES | $ 1,605,177 | $ 1,787,373 |
| EXPENSES | | |
| Compensation costs | 1,036,202 | 1,198,583 |
| Administrative services: | | |
| Affiliate | 281,000 | 257,350 |
| Agencies | - | 17,049 |
| Office supplies and expense | 82,154 | 71,296 |
| Rent | 54,000 | 58,400 |
| Professional fees | 28,677 | 34,965 |
| Travel and entertainment | 32,270 | 30,225 |
| Telephone | 23,320 | 24,025 |
| Postage and printing | 16,839 | 17,752 |
| Depreciation | 15,766 | 14,424 |
| Dues, subscriptions and licenses | 13,709 | 14,343 |
| Insurance | 17,260 | 13,363 |
| Maintenance | 2,023 | 2,373 |
| Continuing education | 1,908 | 1,095 |
| Contributions | 2,095 | 1,025 |
| Miscellaneous | - | 804 |
| Advertising | 1,128 | 275 |
| | 1,608,351 | 1,757,347 |
| Operating income (loss) | (3,174) | 30,026 |
| OTHER INCOME (EXPENSE) | | |
| Interest income | 23 | 24 |
| Loss on disposal of equipment | - | (1,358) |
| | 23 | (1,334) |
| Income (loss) before income taxes | (3,151) | 28,692 |
| INCOME TAXES (BENEFIT) | 685 | 6,313 |
| Net income (loss) | $ (3,836) | $ 22,379 |

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2014 and 2013

| | Common Stock | Additional Paid-in Capital | Retained Earnings (Deficit) |
|---|---|---|---|
| Balances at January 1, 2013 | $ 20,125 | $ 129,000 | $ (35,946) |
| Capital contributions | - | 8,000 | - |
| Net income | - | - | 22,379 |
| Balances at December 31, 2013 | $ 20,125 | $ 137,000 | $ (13,567) |
| Balances at January 1, 2014 | $ 20,125 | $ 137,000 | $ (13,567) |
| Net loss | - | - | (3,836) |
| Balances at December 31, 2014 | $ 20,125 | $ 137,000 | $ (17,403) |

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2014 and 2013

| | 2014 | 2013 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income (loss) | $ (3,836) | $ 22,379 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | |
| Depreciation | 15,766 | 14,424 |
| Loss on disposal of equipment | - | 1,358 |
| Deferred taxes | (115) | 5,513 |
| Changes in assets and liabilities: | | |
| Decrease in: | | |
| Commissions receivable | 26,652 | 8,078 |
| Prepaid expenses | (1,104) | 758 |
| Increase (decrease) in: | | |
| Accounts payable | 10,422 | 6,345 |
| Commissions payable | (22,291) | (16,009) |
| Net cash provided by operating activities | 25,494 | 42,846 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of property and equipment | (15,630) | (6,807) |
| Collections under note receivable, related party | - | 100 |
| Net cash used in investing activities | (15,630) | (6,707) |
| **CASH FLOWS FROM FINANCING ACTIVITY** | | |
| Capital contributions | - | 8,000 |
| Net cash provided by financing activity | - | 8,000 |
| Net increase in cash | 9,864 | 44,139 |
| **CASH** | | |
| Beginning | 151,319 | 107,180 |
| Ending | $ 161,183 | $ 151,319 |
| **SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES** | | |
| Loss on disposal of assets: | | |
| Cost of assets disposed | $ 95 | $ 21,209 |
| Accumulated depreciation on assets disposed | (95) | (19,851) |
| | $ - | $ 1,358 |

See Notes to Financial Statements

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Meridien Financial Group, Inc. (the Company) is a Rhode Island broker/dealer regulated by the Financial Industry Regulatory Authority and a member of the Securities Investors Protection Corporation. The Company's principal business activity consists of the generation of commission income from the sale of mutual funds, variable life insurance, variable annuities and shares in registered investment companies.

The Company operates under the provisions of Paragraph (k)(1) - limited business (mutual funds and/or variable annuities only) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

A summary of the Company's significant accounting policies follows:

Commissions receivable: The Company carries its receivables at cost. On a periodic basis, management evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on a history of past write offs and collections and current credit conditions. The Company has deemed an allowance for such loss is unnecessary, since historically these losses have been minimal and immaterial.

Income recognition: Commission revenue is earned from the sale of mutual funds, variable life insurance, and variable annuities to customers. Commission revenue and related expenses are recorded on the date of the transaction.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is computed using both straight-line and accelerated methods for financial reporting purposes and is based on estimates of useful lives, ranging from 5 to 10 years.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred taxes: Deferred taxes for the Company are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets relate primarily to depreciation and operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Income taxes: The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company recognizes and measures its unrecognized tax benefits in accordance with GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined there are no uncertain income tax positions.

The open tax years are 2011-2014.

Advertising costs: The Company charges advertising costs to expense as incurred. Advertising costs for the years ended 2014 and 2013 were $1,128 and $275, respectively.

Note 2. CASH

The Company maintains its cash accounts in one commercial bank. At times, the amount in the accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note 3. RELATED PARTY TRANSACTIONS

The Company rents space from a company affiliated through common ownership on a month-to-month basis. In addition, the Company is charged monthly for administrative services provided by the affiliate.

Amounts charged to expense as a result of transactions with the related party during the years ended December 31, 2014 and 2013 consisted of the following:

| | 2014 | 2013 |
|---|---|---|
| Administrative services | $ 281,000 | $ 257,350 |
| Rent | 54,000 | 58,400 |
| Postage | 9,600 | 9,600 |
| Lease expense | 5,400 | 5,400 |
| | $ 350,000 | $ 330,750 |

In addition, the Company paid commissions and management fees of $471,598 and $658,275 to the stockholders of the Company during 2014 and 2013, respectively. Commissions payable included $0 and $16,671 to the stockholders of the Company at December 31, 2014 and 2013, respectively.

## Note 4. INCOME TAXES (BENEFIT)

The components of the income tax provision for the years ended December 31, 2014 and 2013 are as follows:

| | | 2014 | | 2013 |
|---|---|---|---|---|
| Current | | | | |
| State | $ | 800 | $ | 800 |
| Deferred | | | | |
| Federal | | (196) | | 4,109 |
| State | | 81 | | 1,404 |
| | | (115) | | 5,513 |
| | $ | 685 | $ | 6,313 |

## Note 5. DEFERRED INCOME TAXES

The net deferred tax amounts included in the accompanying balance sheets include the following amounts of deferred tax assets at December 31, 2014 and 2013:

| | | 2014 | | 2013 |
|---|---|---|---|---|
| Deferred tax assets | | | | |
| Federal | $ | 13,350 | $ | 13,154 |
| State | | 8,150 | | 8,231 |
| | $ | 21,500 | $ | 21,385 |

Unused net operating losses available to the Company as a reduction of future taxable income and tax liabilities are approximately $108,500 at December 31, 2014. These unused net operating losses are available through 2032.

## Note 6. OPERATING LEASES

The Company leases software and online hosting services under noncancelable operating lease arrangements that extend through December 2015.

The total minimum rental commitment as of December 31, 2014 due in 2015 is $18,756.

Note 7. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 or 6 2/3% of total aggregate indebtedness, whichever is greater. In addition, the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $72,845, which was in excess of its required net capital of $7,785. At December 31, 2013, the Company had net capital of $71,121, which was in excess of its required net capital of $8,577. At December 31, 2014 and 2013, the Company's ratio of aggregate indebtedness to net capital was 1.60 to 1 and 1.81 to 1, respectively.

Note 8. STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2014 and 2013.

Note 9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 15, 2015, the date the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to the financial statements.

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014 and 2013

| | | 2014 | | 2013 |
|---|---|---|---|---|
| AGGREGATE INDEBTEDNESS | | | | |
| Accounts payable | $ | 27,967 | $ | 17,545 |
| Commissions payable | | 88,013 | | 110,304 |
| Income taxes payable | | 800 | | 800 |
| Total aggregate indebtedness | $ | 116,780 | $ | 128,649 |
| Minimum required net capital | $ | 7,785 | $ | 8,577 |
| NET CAPITAL | | | | |
| Stockholders' equity | $ | 139,722 | $ | 143,558 |
| Deductions: | | | | |
| Furniture and office equipment | | 33,237 | | 33,373 |
| Prepaid expenses | | 1,736 | | 632 |
| Deferred taxes | | 21,500 | | 21,385 |
| Nonallowable receivables, 12b-1 fees | | 10,404 | | 17,047 |
| Net capital | | 72,845 | | 71,121 |
| Minimum required net capital | | 7,785 | | 8,577 |
| Capital in excess of minimum requirement | $ | 65,060 | $ | 62,544 |
| Ratio of aggregate indebtedness to net capital | | 1.60 to 1 | | 1.81 to 1 |

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014 and 2013

The Company has been exempt from Rule 15c3-3 under paragraph (k)(1), limited business (mutual funds and/or variable annuities only).

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014 and 2013

The Company does not handle any customer accounts. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable.

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE IV

SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2014 and 2013

| | |
|---|---|
| SEGREGATION REQUIREMENTS | N/A |
| FUNDS ON DEPOSIT IN SEGREGATION | N/A |

# MERIDIEN FINANCIAL GROUP, INC.

## EXEMPTION REPORT

## December 31, 2014

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
Jean Saylor
Michael S. Resnick
Stephen G. Noyes

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Meridien Financial Group, Inc.
Providence, Rhode Island

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Meridien Financial Group, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 15, 2015

MERIDIEN
Meridien Financial Group, Inc.

**EXEMPTION REPORT**
SEC Rule 17a-5(d)(4)

January 1, 2015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Meridien Financial Group, Inc. is a broker/dealer registered with the SEC and FINRA.
- Meridien Financial Group, Inc. claimed an exemption under paragraph (k)(1) of Rule 15c3-3 for the fiscal year ended December 31, 2014.
- Meridien Financial Group, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer meeting the following conditions:

  (i) The broker or dealer's transactions as dealer (as principal of its own account) are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company: except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for its own account with or through another registered broker or dealer;

  (ii) The broker or dealer's transactions as broker (agent) are limited to:

  - The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account (whether or not registered as an investment company;

  - The solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and

  - The sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and

(iii) The broker or dealer promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

(iv) Notwithstanding the foregoing, this rule shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all of the conditions in paragraphs (k)(1)(i)(ii) and (iii) of this section, solely by reason of its participation in transactions that are a part of the business of insurance, including the purchasing, selling or holding of securities for or on behalf of such company's general and separate accounts.

- Meridien Financial Group, Inc. has met the identified exemption provisions in paragraph (k)(1) of Rule 15c3-3 throughout the period of June 1, 2014 through December 31, 2014 without exception.
- Meridien Financial Group, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(1) of Rule 15c3-3 for the period of June 1, 2014 through December 31, 2014.

The above statements are true and correct to the best of my and the Firm's knowledge.

Michael Balasco, President